The Wellness Holding, Inc.
Consolidated Interim Financial Statements
As of July 31, 2024

(with Independent Accountant's Report)

Independent Accountant's Information:

FAIZA MEHMOOD
FM Financial Services LLC
Info@fmfinancialservicesllc.com

FM Financial Services
YOUR TRUSTED FINANCIAL PARTNER.

Report on the Review of the Financial Statements

The Wellness Holding, Inc.
United States

We have reviewed the accompanying Consolidated interim financial statements of The Wellness Holding, Inc. which comprise the Consolidated interim balance sheets as of July 31, 2024, the relatedConsolidated interim statements of income and comprehensive income, stockholder's equity, and cash flows for the yearsthen ended, and the related notes to the Consolidated interim financial statements (collectively, the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries ofgroup's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AmericanInstitute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to thefinancial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the group and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

FAIZA MEHMOOD –
Managing Partner of
FM Financial Services LLC
Info@fmfinancialservicesllc.com
Dated September 18, 2024

The Wellness holding, Inc.
Consolidated Interim Statement of Financial Position
As of July 31, 2024

	Group Until July-24
Assets	
Current Assets	
Cash and Cash Equivalent	72,098
Other Current Assets	56,070
Inventory	91,992
Total for Current Assets	**$ 220,160**
Non-Current Assets	-
Patents	116
Website Development (Net)	38,475
Accumulated Depreciation and Amortization	(20,516)
Total for Non-Current Assets	**$ 18,075**
Total for Assets	**$ 238,235**
Liabilities & Equity	
Current Liabilities	
Accounts Payable and Other Accrued Liabilities	32,421
Interest Payable	2,629
Tax Payable	250
PayPal Loan Account	3,271
Shopify Loan Account	4,874
Total Current Liabilities	**$ 43,445**
Non-Current Liabilities	
Loan from Officers	52,705
Non-Current Liabilities	**$ 52,705**
Equity	
Common Stock	472
SAFE Notes	99,978
Gain on Bargain Price	43,379
Additional Paid in Capital	15
Retained Earning	(1,759)
Total Equity	**$ 142,085**
Total for Liabilities & Net Assets	**$ 238,235**

Footnotes are the integral part of Financial Statements

The Wellness Holding, Inc.
Consolidated Interim Statement of Income
For the Period Ended July 31, 2024

	Group Until July-24
Revenue (Net)	50,402
Total Revenue	**$ 50,402**
Cost of Revenue	**16,608**
Gross Profit	**$ 39,659**
Gross Profit Margins	**79%**
General and Administrative Expenses	61,547
Marketing Expenses	1,009
Total Operating Expenses	**$ 62,556**
Net Income	**$ (22,897)**
Other Non-Operating Expenses	16,526
Net Income after Non-operating Expenses	**$ (39,423)**

Footnotes are the integral part of Financial Statements

The Wellness Holding, Inc.
Consolidated Interim Statement of Cash Flow
For the Period Ended July 31, 2024

Account	Group Until Jul-24
Cash Flow From Operating Activities	
Net Income	(45,287)
Non-Cash Ajustments	8,410
Other Assets	(48,286)
Inventory Asset	8,841
Accounts payable and other Accrued Liabilities	(3,699)
Net Cash Provided by Operating Activities	**$ (80,021)**
Cash Flow From Financing Activities	
Loan from Officer	1,130
SAFE Notes	99,978
Additional Paid-In Capital	40,113
Paypal Loan	(2,903)
Shopify loan	4,874
Net Cash Flow From Financing Activities	**$ 143,192**
	-
Net Change in Cash	**63,170**
Beginning Cash Balance	8,929
Ending Cash Balance	**$ 72,098**

Footnotes are the integral part of Financial Statements

The Wellness Holding, Inc.
Consolidated Interim Statement of Equity
As of July 31, 2024

	Share Capital (at Par)	Issuance of SAFE notes	Other Income	Accumulated Deficit	Total
Equity as of December 31, 2023					
Issuance of Common Stock	487				**487**
Issuance of SAFE notes		99,978			**99,978**
Net Income during the Period					-
Bargain Price for the purchase of subsidiaries			43,379		**43,379**
Retained Earnings				(1,759)	**(1,759)**
					-
Equity as of July 31, 2024	**$ 487**	**$ 99,978**	**$ 43,379**	**$ (1,759)**	**$ 142,085**

Footnotes are the Integral Part of the Financial Statements

THE WELLNESS HOLDING, INC.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ENTITY

The Wellness Holding, Inc. is a corporation incorporated in the state of Delaware on February 12, 2024. The group is equally co-owned by Mahmud Al-Smadi, serving as President, and Annie Jaffrey, serving as Vice President.

The Wellness Holding entity serves as the primary holding company for its subsidiaries, Nourished3 Inc. and Nourished3 GmbH. Its sole function is to hold ownership of these companies, simplifying the funding process by acting as a single entity for capital-raising efforts. The Management believes that the structure allows for more efficient management of resources and eliminates the need to separately fund each subsidiary.

The Wellness Holding itself is not a cash-generating entity and just holds stock in its subsidiaries, Nourished3 Inc. and Nourished3 GmbH, which are the operational companies generating revenue. All cash flow and business activities stem from these subsidiaries. Both Nourished3 GmbH and Nourished3 Inc. operate under a mission-driven business model, focusing on the production and sale of environmentally friendly, safe skincare and wellness products. The companies generate revenue primarily through direct-to-consumer sales, catering to customers in the U.S., Europe, and internationally.

The Wellness Holding, Inc. plans to conduct a crowdfunding campaign under Regulation CF to raise additional operating capital.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –

Basis of Presentation

The group adhere to GAAP accrual accounting principles, whereby revenue is recognized upon earning, and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding group assets.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization: The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts: Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation: Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements: The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes: Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Bargain Purchase

During the acquisition of one of its subsidiaries, the Parent recognized a gain on bargain purchase as the purchase price was less than the fair value of the net assets acquired. This gain has been included in equity.

Below is the total Bargain Purchase Price as of July 31, 2024

Bargain Purchase

Fair Value of Net Asset Aquired	
Nourished3, Gmbh	$ 91,938
Nourished3, Inc.	$ (4,989)
Total value of the Assets	**$ 86,949**
Purchase Price	$ 43,570
Bargain Purchase Price	**$ 43,379**

Contingent Liabilities: Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the group.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking, clearing accounts, and savings accounts with banks. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The group maintain its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. At times, the cash balance may be more than the amounts insured by the FDIC. As of July 31, 2024, the group does not have a balance exceeding the insured level.
Total cash in hand as of July 31, 2024 was 72, 098.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on the useful lives of the assets.

Intangible Assets

The group capitalizes on certain costs associated with developing and enhancing its website, including those related to the design, development, and implementation phases, as per the accounting standards applicable to internally generated intangible assets. These costs are amortized over the expected useful life of the website, which is 5 years using the straight-line method.

Leases

In February 2016, the FASB issued an Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) requiring lessees to recognize most leases on their Balance Sheet as operating lease liabilities with corresponding operating lease right-of-use assets and financing lease liabilities with corresponding financing lease right-of-use assets and to disclose key information about lease arrangements. Recognition of expenses on the Statement of Income and Retained Earnings continues in a manner like the previous guidance. The group adopted this guidance as of and for the year ended December 31, 2022, and December 31, 2023, and an interim period of July 31, 2024. The group generates revenue through online sales on Amazon and Shopify and Lease and Rent expenses don't qualify for the ASC 842 application.

Other Assets

Other assets represent the amount of cash help with different payment processors, prepayments & other deposits.

Accounts payable

Accounts payable represent obligations of the group arising from the purchase of goods and services in the ordinary course of business. These liabilities are classified as current liabilities on the balance sheet and are typically settled within the normal operating cycle of 365 days.

Short term loans

Short term loans are loans with a maturity date of 12 months or less.

Nourished3 Inc., a wholly owned subsidiary, secured a loan from PayPal during this year, receiving an amount of $8,000. As of July 31, 2024, the outstanding balance on the loan stands at $3,271.

Nourished3 GmbH., a wholly owned subsidiary, secured a loan from Shopify during this year, receiving an amount of $6,780. As of July 31, 2024, the outstanding balance on the loan stands at $4,449.

Non-Current Loan

On August 1, 2019, the wholly owned subsidiary, Nourished3, Inc. entered into a loan agreement with one of its shareholders, allowing the entity to borrow funds up to a maximum of $60,000. The terms of the agreement stipulate that the loan will be repaid from the future profits of the entity, with repayment required within eight years from the date of the agreement.

The loan carries an interest rate of 2%, which is non-cumulative. Interest is calculated on a proportionate basis based on the amount of funds drawn under the loan agreement.

The loan is repayable from the profits of the entity. Should the entity not generate sufficient profits to cover the loan within the specified period, the outstanding balance will remain payable by the end of the eighth year (August 2027).

This loan agreement is considered a related-party transaction due to the shareholder's involvement, and the terms have been reviewed for fairness and compliance with applicable corporate governance regulations.

Interest Payable

Interest payable on the loan as of July 31, 2024, amounted to $2,629. The interest payable is based on the cumulative amounts drawn and is calculated proportionally according to the terms of the loan agreement.

Capital Structure

At its formation, The Wellness Holding, Inc. issued a total of 47,326 shares of common stock with a par value of $0.01. Of these, 23,663 shares were allocated to Mahmud Al-Smadi and 23,663 shares to Annie Jaffrey.

The company operates as a C Corporation with multiple classes of shares owned by two members. As of July 31, 2024, 47,326 shares of common stock were issued. Additionally, there are 5,000 designated restricted shares (ESOP) and 47,674 preferred shares outstanding. Each shareholder is entitled to two votes per share.

Income Tax

The group is required to account for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

Valuation Allowance

Due to the uncertainty surrounding the group's ability to generate future taxable income, management has assessed the need for a valuation allowance against the deferred tax asset. As of the balance sheet date, the full value of the deferred tax asset related to the net operating losses has been offset by a valuation allowance. Therefore, no deferred tax asset has been recorded on the balance sheet for the periods ended December 31, 2023, and December 31, 202, and the interim period of July 31, 2024.

Deferred Tax Liability

As of the reporting date, the group has not identified any deferred tax liabilities.

Management will reassess the realizability of deferred tax assets on an ongoing basis, and adjustments will be made if it becomes more likely than not that the deferred tax assets will be realized in future periods.

Concentration of Credit Risk

The group maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the group may maintain balances more than the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the group expects to receive in exchange for those goods or services. The group applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer.
2) Identify the performance obligations in the contract.
3) Determine the transaction price.
4) Allocate the transaction price to performance obligations in the contract.
5) Recognize revenue as the performance obligation is satisfied.

The consolidated Financial Statements were prepared on the Accrual basis of accounting according to ASC 606.

The group operates in a highly seasonal market, primarily through DTC channels, with Q3 and Q4 accounting for over 75% of the annual revenue.

Management believes that the currently demonstrates strong financial health with gross profit margins ranging from 50% to 80%, exceeding industry benchmarks.

Marketing and Advertising Cost

The company recognizes marketing and advertising expenses when incurred, in line with the accrual method of accounting, as required by Generally Accepted Accounting Principles (GAAP).

Total Marketing costs for July 31, 2024, is $0.

The Marketing Efficiency Ratio (MER) is a metric used to measure the effectiveness of marketing spend in generating revenue. It is calculated by dividing the total revenue generated by the total marketing spend within a given period. The formula is:

Marketing Efficiency Ratio (MER)=Total Revenue/Total ads Spent in the year 2022 and 2023

	Until July, 2024
Revenue (Net)	$50,502
Ads Spent	$1,009
MER	**50.05**

Contingencies

The group's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the group's ceasing operations.

Litigation and Claims

From time to time, the group may be involved in litigation relating to claims arising out of operations in the normal course of business. As of July 31, 2024, the group was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the group's operations.

Foreign Currency Translation

Assets and liabilities of Nourished3 GmbH, which operates in a foreign jurisdiction, and operates in Euros, are translated into U.S. dollars using the exchange rate at the balance sheet date. Revenue and expenses are translated at the average exchange rate during the reporting period. Translation adjustments are recorded in other comprehensive income.

Subsequent Event

The group has evaluated subsequent events for the period from July 31, 2024, to September 18, 2023, which is the date financial statements were available to issue.

The Wellness holding, Inc.
Consolidated Interim Statement of Financial Position
As of July 31, 2024

	Wellness Holding, Inc	Nourished3, GmbH	Nourished3, Inc	Adjustments	Group Until July-24
Assets					
Current Assets					
Cash and Cash Equivalent	55,136	12,179	4,783	-	72,098
Other Current Assets	-	56,070		-	56,070
Inventory	-	49,029	42,963	-	91,992
Total for Current Assets	**$ 55,136**	**$ 117,278**	**$ 47,746**	**$ -**	**$ 220,160**
Non-Current Assets					-
Patents	-	116	-	-	116
Website Development (Net)	-	15,306	23,169	-	38,475
Accumulated Depreciation and Amortization	-	(5,070)	(15,446)	-	(20,516)
Total for Non-Current Assets	**$ 43,570**	**$ 10,352**	**$ 7,723**	**$ (43,570)**	**$ 18,075**
Total for Assets	**$ 98,706**	**$ 127,630**	**$ 55,469**	**$ (43,570)**	**$ 238,235**
Liabilities & Equity					
Current Liabilities					
Accounts Payable and Other Accrued Liabilities	-	32,421	-	-	32,421
Interest Payable	-	-	2,629	-	2,629
Tax Payable	-	-	250	-	250
PayPal Loan Account	-	3,271	-	-	3,271
Shopify Loan Account	-	-	4,874	-	4,874
Total Current Liabilities	**$ -**	**$ 35,692**	**$ 7,753**		**$ 43,445**
Non-Current Liabilities					
Loan from Officers	-	-	52,705	-	52,705
Non-Current Liabilities	**$ -**		**$ 52,705**		**$ 52,705**
Equity					
Common Stock	472	27,000	1,000	-	472
SAFE Notes	99,978	-	-	-	99,978
Gain on Bargain Price	-	-	-	43,379	43,379
Additional Paid in Capital	15	193,622	57,280	-	15
Retained Earning	(1,759)	(128,684)	(63,269)	-	(1,759)
Total Equity	**$ 98,234**	**$ 91,938**	**$ (4,989)**	**$ 43,379**	**$ 142,085**
Total for Liabilities & Net Assets	**$ 98,234**	**$ 127,630**	**$ 55,469**	**$ 43,379**	**$ 238,235**

Footnotes are the integral part of Financial Statements

The Wellness Holding, Inc.
Consolidated Interim Statement of Income
For the Period Ended July 31, 2024

	Wellness Holding, Inc.	Nourished3, GmbH	Nourished3, Inc.	Group Until July-24
Revenue (Net)	-	33,562	22,705	50,402
Total Revenue	**$ -**	**$ 33,562**	**$ 22,705**	**$ 50,402**
Cost of Revenue	-	**10,232**	**6,376**	**16,608**
Gross Profit	**$ -**	**$ 23,330**	**$ 16,329**	**$ 39,659**
Gross Profit Margins	-	**70%**	**72%**	**79%**
General and Administrative Expenses	1,759	30,927	28,861	61,547
Marketing Expenses	-	500	509	1,009
Total Operating Expenses	**$ 1,759**	**$ 31,427**	**$ 29,370**	**$ 62,556**
Net Income	**$ (1,759)**	**$ (8,097)**	**$ (13,041)**	**$ (22,897)**
Other Non-Operating Expenses		5,064	11,462	16,526
Net Income after Non-operating Expenses	**$ (1,759)**	**$ (13,161)**	**$ (24,503)**	**$ (39,423)**

Footnotes are the integral part of Financial Statements